Curriculum Vitae

Of

Dr Yousuf Siddiqui

PERSONAL DETAILS

Name	Yousuf (known as 'Josh') Siddiqui
Nationality	British
General Medical Council	Full registration number 6040064
Learned Society Membership	British Medical Association
	Royal College of General Practitioners
Defence Insurers	Towergate
Primary Medical Degree	**MB BS** Royal Free and University College Medical School, 1994 - 2001
Further Certification	**Intercalated BSc** Physiology with Anatomy 1996

P.M.E.T.B 2007	**BATLS** 2008
M.R.C.G.P. 2008	**D.R.C.O.G** 2008
ECDL 2009	**D.C.H 2009**
PHEC 2018	**Advanced PHEC** 2018

Pending Certification **D.M.C.C**

DFSRH

PRESENT POST

Locum GP Primary Healthcare Facility Pirbright **June 2015 to Present**

This purpose built MOD practice serves a list size of 3000; comprising 2000 army recruits in training and 1000 support staff and dependents (children and spouses). This is therefore a families practice with a demographic of newborn – 60s, although the vast majority of patients are between the ages of 17-55

* I personally undertake 9 sessions per week. There is a strong emphasis on pre-hospital emergency care and MSK medicine along with more routine General Practice work

* There is strong emphasis on Occupational and Public Health medicine. I personally undertake parachute, diving, boxing and routine medicals. I was also asked to attend several unit health committee meetings to ensure the appropriate sickness management protocols were being followed.

* I also got involved with supervising / teaching of the F1 doctors a/ GP Registrars and the Combat Medical Technicians and helped them update their portfolios.

PREVIOUS GENERAL PRACTICE POSTS

Capita Health & Wellbeing Medical Officer **Nov 2014 – May 2015**

This is an occupational health role, which encompasses both the physical medical assessment of potential Army applicants and the review of medical appeals. This function was outsourced from the Army to Capita who work in close conjunction with the Army Occupational Medical team. The rigors of Army life for new entrants are both physically arduous and mentally taxing. New entrants must be free from diseases or injury upon joining and be expected to deploy anywhere in the world, often in locations remote from medical care. Those with pre-existing conditions requiring periodic medical care or review or taking long-term medication are not suitable for military service. These constraints place considerable reliance upon the medical screening work that I undertake to ensure that those recruits that are accepted start their training with the best chance of success and can serve, fit and healthy, for the full period of their engagement.

Portfolio GP **May 2012 – Oct 2014**

I undertook some medical screening work for Capita Health and Wellbeing as described above on a non-substantive / sessional basis.

I undertook various ad-hoc short-term locum positions for the military in various Military bases in Windsor, Winchester, Chatham, Shorncliffe and Birmingham. The work was predominantly GP sessional based with some on-call commitments and considerable emphasis on occupational health encompassing role or course specific medical assessments.

I also undertook some occasional out-of-hours GP work predominantly for the newly established 111 services. I mainly undertook telephone triage sessions. This facilitated being able to provide more complex patients with the right advice or the most appropriate onward care. One of the main goals of the service is to alleviate the burden on A&E departments and also free-up out-of-hours GPs from telephone triage so they can focus more on out-of-hours base appointments and domiciliary visits.

Locum GP MRS Royal Military Academy Sandhurst **Feb 2010 to April 2012**

This purpose built MOD practice serves a list size of 2000 military personnel comprising nearly 1000 Officer Cadets in training and there are almost 1000 support staff and approximately 1000 dependents, (children and spouses). This is therefore a families practice with a demographic of newborn – 90s, although the vast majority of patients are between the ages of 17-55

* I personally undertook 9 sessions per week.

* There was a strong emphasis on Occupational and Public Health medicine. I personally undertake parachute, diving, boxing and routine medicals. I also provided extensive medical cover for army boxing championships.

* I provided minor surgery services including excision of lumps and bumps and in-grown toenail procedures.

Frimley Primary Care Out-of-Hours GP **Aug 2010 to Present**

* I personally undertook 2-3 sessions per week covering a population of 320,000.

* Provides exposure to a broad range of experiences across many, and usually more problematic, medical and medically related presenting complaints as a result of dealing with patients from a diverse population in terms of age, ethnic background and socio-economic status.

* Widened considerably my skills in the supportive counseling of relatives of critically ill / terminally ill patients and patients suffering from anxiety and depression.

Armed Forces GP MRS Colchester **Feb 2007 to August 2009**

General Practitioner

This purpose built MOD practice serves an expanding list size of 5000 military personnel. There is a high patient population turnover predominantly between the ages of 17 – 55 years.

* Personally undertook 9 sessions per week. I provided minor surgery services and extensive Occupational and Public Health medicine.

- I assisted in monthly MIAC, (Multidisciplinary Injury Assessment Clinics). These comprised of a Sports Medicine Physician, a Physiotherapist, and a Remedial Instructor. These clinics facilitated definitive diagnosis with rapid access to MRI / Imaging and Orthopaedic services.

* I was active in Pre-Hospital Care and ensured I regularly updated my skills.

BUPA Wellness (Reading) Private Physician **August 2009 to Feb 2010**

I undertook health assessments of men and women on a full-time private basis. This included screening for Breast, Prostate, and Testicular tumours. I found this work highly rewarding in particular developing a good rapport with clients and allowing an opportunity for many to open up about problems or concerns they felt they were unable to approach their own GP about. Most clients left feeling empowered with a clear action plan of areas of health and fitness they could address immediately and making positive changes in their lives.

CAMP BASTION PRIMARY HEALTHCARE FACILITY **April 2008 to October 2008**

General Practitioner and General Duties Medical Officer **(Afghanistan - Helmand Province)**

This purpose built facility, (incorporated into the Role 2 enhanced Bastion hospital) utilizes two GPs, a Practice Nurse and a Nurse Specialist serving a list size of 5,000 military personnel, UK Journalists and labourers' and locally employed civilians. It operates on the EMIS system.

* I provided full primary care cover as well as direct liaison with hospital colleagues and arranging medical evacuation of more serious Casualties back to the UK.

* Served as Deputy Senior Medical Officer and had an education and mentoring role for seven Combat Medical Technicians. I was also designated as the lead GP for audit and assisted in the preparation for GPEC review of the facility.

* Provided both primary and also assisted in emergency care provision in Bastion Emergency Department.

NATO HEADQUARTERS, Northwood **February 2006 to February 2007**

General Practice Registrar

* Consolidated General Practice experience and gained exposure to the nuances of Military General Practice. Provided care to serving personnel and dependents', (spouses and children). I gained a greater insight into Occupational Medicine.

* Benefited from a structured and regular feedback session on a regular weekly basis: this offered me a broad range of often differing perspectives and solutions from very experienced partners which stood me in good stead for my subsequent GP posts.

LEY HILL SURGERY, Birmingham **February 2005 to February 2006**

General Practice Registrar

* This large teaching practice helped consolidate my skills particularly in the realms of the GP Consultation and elderly care medicine. I had regular one-to-one teaching from my GP trainer and with emphasis on consulting skills. There were regular video feedback sessions and this helped me achieve a pass with merit in the old MRCGP video module.

* Placed an emphasis on developing harmonious relationships with many colleagues, practice staff and contributed to good team spirit.

PREVIOUS HOSPITAL POSTS

Army Medical Services General Practice Vocational Training Scheme

PETERBOROUGH GENERAL HOSPITAL (Peterborough) **August 2004 to February 2005**

Senior House Officer in Obstetrics and Gynaecology

- Refined my training and skills in the management of a wide variety of complicated, as well as straightforward pregnancies to give me confidence in providing a full obstetric service to patients in general practice. Gained experience in managing acute gynaecological conditions, early pregnancy assessment and primary care gynaecological referrals.

FRIMLEY PARK HOSPITAL (Surrey) **February 2004 to August 2004**

Senior House Officer in Paediatrics

- Assessed and managed all paediatric primary care referrals and developed my counseling skills dealing with distressed parents and relatives.

SELLY OAK HOSPITAL (Birmingham) **August 2003 to February 2004**

Senior House Officer in Accident and Emergency

- Consolidated experience in minor surgery relevant to general practice, and to a range of major and minor illnesses applicable to primary care.

PROFESSIONALLY QUALIFIED **February 2003 to August 2003**
OFFICERS COURSE **(RMA Sandhurst)**

- Higher military training for professionals including extensive teaching on ATLS, (Adult and Paediatric), Musculoskeletal Medicine, Tropical Medicine and Pre-Hospital Care. Culminated in Graduation from the Royal Military Academy, Sandhurst.

DARRENT VALLEY HOSPITAL (Dartford **August 2002 to February 2003**

House Officer in Medicine

WYCOMBE GENERAL HOSPITAL (High Wycombe) **February 2002 to August 2002**

House Officer in Surgery

TEACHING EXPERIENCE

* Teaching is an activity I enjoy and I have received positive feed back on my teaching approach and technique from colleagues.

* Involved in teaching, supervising and updating skills of Combat Medical Technicians.' These are military trained 'advanced first-aid responders.' They are taught a substantial amount of Pre-Hospital Emergency Care as well as Primary Care. One of my roles is to ensure they are up to date on Patient Group Directives and can safely dispense a small number of over the counter medicines.

* I am also involved in teaching the GP registrar, via case based discussion and assessing core Competencies. All Primary Care staff are encouraged to assist in GP Registrar training and regularly review the e-portfolio.

* My objective throughout my teaching activities has been to achieve high quality education, which I see as pivotal to the development of effective patient care. I would also like to become a GP Trainer in the future.

RECENT COURSES

1. **Pre-Hospital Emergency Care**
   Year 2013

2. **Advanced Pre-Hospital Emergency Care**
   Year 2013

3. **Hot topics in General Practice**
   Year 2012

INTERESTS

I am a keen sportsman and practice a variety of martial arts having gained black belts in seven different disciplines. I have gained teaching qualifications from some of the world's most prestigious martial arts Instructors. I was selected for the BBC 2 hit mini serialization, 'Masters of Combat.'

In my spare time I enjoy reading, especially biographies and self-development books and I also like walking in the countryside with my Labradors.

REFEREES

The following colleagues have kindly agreed to act as my referees: -

Col. Julian Woodhouse

[GP / Former SMO Medical Reception Station – Royal Military Academy Sandhurst]

Ashmansworth,
Berkshire,
RG20 9SS.

Tel: - 07990 971050

Email: - **jija@doctors.org.uk**

Dr. Niall O'Conell

61 New Road,
Ruscombe,
Berkshire.
RG10 9LN.

Tel: - 01189 371249

Email: - **drniall@aol.com**